 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Estée Lauder Companies Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-14064
(State or other jurisdiction of incorporation)	(Commission file number)

767 Fifth Avenue, New York, New York	10153
(Address of principal executive offices)	(Zip code)

Roberto Canevari
Executive Vice President, Global Supply Chain
(212) 572-4200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

The Estée Lauder Companies Inc. (the “Company” or “we”), founded in 1946 by Estée and Joseph Lauder, is one of the world’s leading manufacturers, marketers and sellers of quality skin care, makeup, fragrance and hair care products, and is a steward of luxury and prestige brands globally. The Company’s products are sold in approximately 150 countries and territories under a number of well-known brand names including: Estée Lauder, Clinique, Origins, M•A•C, Bobbi Brown Cosmetics, La Mer, Aveda, Jo Malone London, TOM FORD, Too Faced, Dr. Jart+, and The Ordinary.

Conflict Minerals Disclosure

The Company is engaged in manufacturing and distribution on a global scale, and we use a wide variety of direct and indirect suppliers of goods and services from around the world. In connection with our compliance with the Rule, we evaluated the products that we contract to manufacture to determine whether any such products contain conflict minerals that are necessary to the functionality or production of those products. As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

The Company determined that a small number of the products that we contracted to manufacture in the Reporting Period contained conflict minerals necessary to the functionality or production of those products (the “Subject Products”). The Subject Products represent an extremely small fraction of our product offerings, and they generated less than one percent of our annual net sales during the Reporting Period. The Company does not directly manufacture any products that are in scope for purposes of the Rule. Furthermore, the Company does not source from mines, traders or processors of conflict minerals or other “upstream” participants in the mineral supply chain and believes it is several or more levels removed from these market participants.

Reasonable Country of Origin Inquiry and Due Diligence

The Company conducted a reasonable country of origin inquiry within the meaning of the Rule to determine whether any of the conflict minerals contained in the Subject Products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). As part of this process, we requested and received information on the use and source of conflict minerals in the Subject Products (the “CMRT Information”) on the conflict minerals reporting template developed by the Responsible Minerals Initiative (the “RMI”). We used a third-party service provider (the “Service Provider”) to assist with data collection and analysis of the CMRT Information.

Based on the results of our reasonable country of origin inquiry, the manufacturer of the Subject Products may have sourced components or materials that contained necessary conflict minerals originating from a Covered Country. As a result, we exercised due diligence that conformed to the applicable portions of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Based on the Service Provider’s analysis, 11 smelters identified by the manufacturer of the Subject Products may source tin from the Covered Countries. As of May 7, 2024, 10 of these smelters are listed by the RMI as “conformant” with the Responsible Minerals Assurance Process (the “RMAP”) standard, and the remaining smelter is listed by the RMI as being “in progress” in the RMAP.

In accordance with the Statement published by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017, we have filed disclosures under paragraphs (a) and (b) of Item 1.01 of

Form SD. In addition, the disclosure contained in this Form SD is available in the “Investors - Earnings & Financials - SEC Filings” section of the Company’s website at http://www.elcompanies.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ESTÉE LAUDER COMPANIES INC.

By:	/s/ Roberto Canevari
Name:	Roberto Canevari
Title:	Executive Vice President, Global Supply Chain

Date:	May 28, 2024

4